Mail Stop 6010

July 2, 2009

Dr. Liu Zhong Yi
Chief Executive Officer
Lotus Pharmaceuticals, Inc.
16 Cheng Zhuang Road
Feng Tai District
Beijing 100071 China

> **Re: Lotus Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed June 20, 2008**
> **File No. 333-150879**

Dear Dr. Liu Zhong Yi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 66

1. We note your disclosure on page 7 that during May 2008 Longview Fund, LP was issued an aggregate of 9,077 shares of our common stock upon the cashless exercise of warrants to purchase 60,000 shares of your common stock. This does not appear to be consistent with your disclosure in footnote 18 on page 71. Please revise your disclosure accordingly or explain the apparent inconsistency.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: James M. Schneider, Esq.
        Schneider Weinberger & Beilly LLP
        2200 Corporate Boulevard N.W.
        Suite 210
        Boca Raton, Florida 33431